Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14d-2 and Rule 14a-12
under the Securities Exchange Act of
1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 0-12396

The following is a press release issued by Central Pacific Financial Corp. on May 16, 2003.

Investor Contacts
Neal Kanda	Larry Dennedy
VP & Chief Financial Officer	MacKenzie Partners
(808) 544-0622	(212) 929-5239
nkanda@cpbi.com	ldennedy@mackenziepartners.com

Local Media Contacts
Ann Takiguchi	Neal Yokota
PR/Communications Officer	Stryker Weiner & Yokota
(808) 544-0685	(808) 523-8802 ext. 13
(808) 223-4434 (cell)	nyokota@strykerweiner.com
atakiguchi@cpbi.com

Financial Media Contact
Ian Campbell/Peter Mladina
Abernathy MacGregor Group
(213) 630-6550
idc@abmac.com/pjm@abmac.com

NEWS RELEASE

Court Hearing Set for May 22 on Timing of CBBI Special
Shareholder Meeting

CPF Continues to Urge CBBI Shareholders to Boycott May 28 Meeting and
Hold Their Vote for Meeting on June 26

Calls on CBBI to Avoid Shareholder Confusion

                HONOLULU, May 16, 2003 –Central Pacific Financial Corp. (NYSE:CPF) announced today that the State Court of Hawaii has set May 22 as the date it will hold a hearing to rule whether it will issue an injunction preventing the May 28 meeting called by CB Bancshares, Inc. (Nasdaq: CBBI) from continuing as scheduled.  The court today did not prevent CBBI from mailing proxy materials related to that meeting pending the May 22nd hearing.

                As a result, CBBI intends to continue pursuing a meeting that is no longer relevant. CPF said, “We look forward to the court’s decision next week on the CBBI  May 28th special shareholder meeting. We continue to believe that a May 28 meeting has no purpose in light of the call by over 25% of CBBI’s stockholders for a meeting on June 26th and the fact that we’ve presented them with a new offer. As we have previously stated, the May 28 date does not allow all CBBI shareholders time to receive, carefully review and return proxy materials. Therefore while we await the court’s ruling, we are urging CBBI shareholders to send a message to CB Bancshares by ignoring the May 28 meeting and not returning CBBI white proxy cards.”

                “We believe CBBI shareholders strongly support the combination of our two banks and support our offer valued at $73.23 per share, based on the closing price of our stock today. We will continue to take the steps we must to be sure they’re given the opportunity to be heard because this combination is good for shareholders, customers, employees, and Hawaii,” the company continued.

                “We once again urge the CBBI board to avoid the unnecessary confusion their meeting will create for CBBI shareholders by calling it off.  We agree with CBBI that this dispute over meeting dates should not be prolonged and we remain willing to identify a mutually agreeable date that would put this issue behind us so shareholders can focus on the merits of our offer,” CPF concluded.

                On May 9, 2003 CPF submitted a new offer to acquire CBBI, which increased the cash portion of the consideration by a material 17 percent.  The new offer represents a total consideration of $73.23 per CBBI share based on today’s closing price of CPF stock.  The offer provides CBBI shareholders a 70 percent premium over the price at which CBBI shares were trading before CPF began purchasing shares in February, and a 220 percent increase in the per share dividend CBBI shareholders currently receive.

FORWARD LOOKING INFORMATION

This document contains forward-looking statements.  Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. (“CPF”) and CB Bancshares, Inc. (“CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions.  These statements are based upon the current beliefs and expectations of CPF’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:  (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF’s and CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above.  CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005.  In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information.  Therefore, management of CPF has created its own financial model for CBBI based on CBBI’s historical performance and CPF’s assumptions regarding the reasonable future performance of CBBI on a stand-alone basis.  These assumptions may or may not prove to be correct.  The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI.  There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

CPF filed with the SEC a registration statement on Form S-4 on April 28, 2003, to register the shares of CPF common stock to be issued in a proposed exchange offer, and filed amendments thereto on May 5, 2003 and May 9, 2003, respectively.  The registration statement is not final and will be further amended.  CPF filed preliminary proxy statements on May 5, 2003 (as revised on May 16, 2003) and on May 9, 2003 for solicitation of proxies from CBBI shareholders for special meetings of CBBI shareholders.  Subject to future developments, CPF may file additional proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement.  Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information.  Investors and security holders may obtain a free copy of the registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, at the SEC’s Internet web site at (www.sec.gov).  The registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

CPF, its directors and executive officers and certain other persons may be deemed to be “participants” if CPF solicits proxies from CBBI and CPF shareholders.  A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF’s preliminary proxy statements on Schedule 14A as filed on May 5, 2003 (as revised on May 16, 2003) and on May 9, 2003.  Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF’s 2003 Annual Meeting of Shareholders.

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